Exhibit (18)

May 8, 1996




New England Telephone and Telegraph Company
125 High Street
Boston, Massachusetts   02110


We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have read management's justification for the change in accounting from the "amortization" revenue recognition method to the "point of publication" method contained in the New England Telephone and Telegraph Company's Form 10-Q for the quarter ended March 31, 1996. Based on our reading of the data and discussions with Company officials of the business judgment and business planning factors relating to the change, we believe management's justification is reasonable. Accordingly, in reliance on management's determination regarding elements of business judgment and business planning, we concur that the newly adopted accounting principle described above is preferable in New England Telephone and Telegraph Company's circumstances to the method previously applied.

We have not audited any of the financial statements of New England Telephone and Telegraph Company as of any date or for any period subsequent to December 31, 1995, nor have we audited the application of the accounting change in accounting principle disclosed in Form 10-Q of New England Telephone and Telegraph Company for the three months ended March 31, 1996; accordingly, our comments are subject to revision on completion of an audit of the financial statements that include the accounting change.



/s/ Coopers & Lybrand L.L.P.
    Coopers & Lybrand L.L.P.